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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                          Targeted Genetics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87612M108
                     -------------------------------------
                                 (CUSIP Number)

Stephen Cunningham                             David W. Tegeler, Esq.
Schroder Investment Management Limited         Testa, Hurwitz & Thibeault, LLP
31 Gresham Street                              125 High Street
London, EC2V 7QA, England                      Boston, MA 02110
+44 (0) 20 7658-6000                           (617) 248-7000
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 3, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------                                         ------------------
CUSIP NO. 87612M108                                         Page 2 of 10 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      International Biotechnology Trust plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,670,100 shares of common stock, $.01 par value per
                          share ("Common Stock") which includes 1,000,000
                          shares of Common Stock issuable upon exercise of a
                          certain warrant.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,670,100 shares of Common Stock which includes
                          1,000,000 shares of Common Stock issuable upon
                          exercise of a certain warrant.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,670,100 shares of Common Stock which includes 1,000,000 shares of Common Stock issuable upon exercise of a certain warrant.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                         ------------------
CUSIP NO. 87612M108                                         Page 3 of 10 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Investment Management Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,670,100 shares of Common Stock which includes
                          1,000,000 shares of Common Stock issuable upon
                          exercise of a certain warrant.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,670,100 shares of Common Stock which includes
                          1,000,000 shares of Common Stock issuable upon
                          exercise of a certain warrant.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,670,100 shares of Common Stock which includes 1,000,000 shares of Common Stock issuable upon exercise of a certain warrant.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                         ------------------
CUSIP NO. 87612M108                                         Page 4 of 10 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Tom Daniel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,670,100 shares of Common Stock which includes
                          1,000,000 shares of Common Stock issuable upon
                          exercise of a certain warrant.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,670,100 shares of Common Stock which includes 1,000,000 shares of Common Stock issuable upon exercise of a certain warrant.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                         ------------------
CUSIP NO. 87612M108                                         Page 5 of 10 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kate Bingham
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,670,100 shares of Common Stock which includes
                          1,000,000 shares of Common Stock issuable upon
                          exercise of a certain warrant.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,670,100 shares of Common Stock which includes 1,000,000 shares of Common Stock issuable upon exercise of a certain warrant.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                         ------------------
CUSIP NO. 87612M108                                         Page 6 of 10 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Eva Haas
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,670,100 shares of Common Stock which includes
                          1,000,000 shares of Common Stock issuable upon
                          exercise of a certain warrant.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,670,100 shares of Common Stock which includes
                          1,000,000 shares of Common Stock issuable upon
                          exercise of a certain warrant.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,670,100 shares of Common Stock which includes 1,000,000 shares of Common Stock issuable upon exercise of a certain warrant.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                         Amendment No. 4 to Schedule 13D

     This Schedule 13D Amendment No. 4 ("Amendment No. 4") is an amendment to the Schedule 13D that was filed with the Securities and Exchange Commission ("SEC") on August 1, 1995 and amended by Schedule 13D Amendment No. 1 filed with the SEC on July 16, 1996, Schedule 13D Amendment No. 2 filed with the SEC on May 7, 1998 and Schedule 13D Amendment No. 3 filed with the SEC on May 3, 2001 (together, the "Original 13D") on behalf of International Biotechnology Trust plc. This Amendment No. 4 relates to the disposition by IBT of 539,900 shares of Common Stock in sales in the open market during the period from November 7, 2002 through December 3, 2002. IBT sold 5,000 shares on November 7, 2002, 25,000 shares on November 8, 2002, 8,300 shares on November 11, 2002, 3,200 shares on November 12, 2002, 5,300 shares on November 13, 2002, 15,600 shares on November 18, 2002, 337,600 shares on November 25, 2002, 44,900 shares on November 27, 2002, 30,000 shares on November 29, 2002, 30,000 shares on December 2, 2002 and 35,000 shares on December 3, 2002.

     Unless otherwise noted, the information contained in this Amendment No. 4 amends and restates the items below as previously disclosed in the Original 13D. Capitalized terms not defined in this Amendment No. 4 shall have their respective meanings as set forth in the Original 13D.

Item 1. Security and Issuer:

     This statement relates to the Common Stock, $.01 par value per share (the "Common Stock") and a certain warrant to purchase 1,000,000 shares of Common Stock (the "Warrant") of Targeted Genetics Corporation, a Washington corporation (the "Issuer"). The Warrant entitles IBT to purchase 1,000,000 shares of Common Stock at an exercise price of $2.00 per share and expires on April 17, 2003. The principal executive offices of the Issuer are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.

Item 2. Identity and Background:

     (a) This statement is being filed by the following Reporting Persons:
International Biotechnology Trust plc ("IBT"), Schroder Investment Management Limited ("SIML"), Tom Daniel ("Daniel"), Kate Bingham ("Bingham") and Eva Haas ("Haas," and collectively with IBT, SIML, Daniel and Bingham, the "Reporting Persons").

     (b) The principal business office of the Reporting Persons is 31 Gresham Street, London, EC2V 7QA, England.

     (c) The jurisdiction of organization for IBT and SIML is the United Kingdom. Daniel and Bingham are citizens of the United Kingdom. Haas is a citizen of Germany.

     (d) The principal business of IBT is that of a publicly-traded investment trust company. The principal business of SIML is that of an investment manager. The principal occupation of Daniel, Bingham and Haas are their activities on behalf of SIML and IBT.

     (e) During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the five years prior to the date hereof, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration:

     Not Applicable

Item 4. Purpose of Transaction:

     Not Applicable. This Amendment No. 4 relates to the disposition by IBT of 539,900 shares of Common Stock in sales in the open market during the period from November 7, 2002 through December 3, 2002. IBT sold 5,000 shares on November 7, 2002, 25,000 shares on November 8, 2002, 8,300 shares on November 11, 2002, 3,200 shares on November 12, 2002, 5,300 shares on November 13, 2002,
15,600 shares on November 18, 2002, 337,600 shares on November 25, 2002, 44,900 shares on November 27, 2002, 30,000 shares on November 29, 2002, 30,000 shares on December 2, 2002 and 35,000 shares on December 3, 2002.

Item 5. Interest in Securities of the Issuer:

     (a) As of December 3, 2002, IBT was the record owner of 2,670,100 shares of Common Stock and holds a Warrant to purchase 1,000,000 shares of Common Stock of the Issuer which is exercisable within 60 days of the date of this Amendment No.
4. On an as converted basis, IBT owns 3,670,100 shares of Common Stock (the "Record Shares"), or approximately 7.17% of the Common Stock of the Issuer, which percentage is calculated based upon 50,184,407 shares of Common Stock known to be outstanding by the Issuer as of a recent date plus 1,000,000 shares of Common Stock - - the number of shares of Common Stock the Reporting Persons have the right to acquire within 60 days of December 3, 2002. By virtue of the contractual relationship between IBT and SIML and the affiliate relationships among SIML, Daniel, Bingham and Haas, each of SIML, Daniel, Bingham and Haas may be deemed to own beneficially all of the Record Shares. Hence, SIML, Daniel, Bingham and Haas may be deemed to own 3,670,100 shares of Common Stock of the Issuer. In its capacity as discretionary investment manager of IBT, SIML may be deemed to own beneficially 3,670,100 shares of Common Stock. In their capacity as members of the investment committee of Schroder Ventures Life Sciences Advisers (UK) Limited ("SVLSAL") which advises SIML, who have authority to vote or direct the vote of the Record Shares, Daniel and Bingham may be deemed to own beneficially 3,670,100 shares of Common Stock. In her capacity as fund manager of IBT, Haas may be deemed to own beneficially 3,670,100 shares of Common Stock.

     Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of IBT for the 3,670,100 shares which it holds of record.

     (b) Number of Shares as to which each such person has

          (i)  Sole power to vote or direct the vote:
               0 shares for each Reporting Person.

          (ii) Shared power to vote or direct the vote:
               3,670,100 shares for each Reporting Person

          (iii) Sole power to dispose or to direct the disposition:
                0 shares for each Reporting Person.

          (iv) Shared power to dispose or to direct the disposition:
               IBT: 3,670,100 shares
               SIML: 3,670,100 shares
               Haas: 3,670,100 shares

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) Except as described in Item 6 below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

     (e) Not Applicable.

Item 6. Contracts, arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Pursuant to a contractual agreement dated as of November 7, 2000, IBT has engaged SIML to act as its discretionary investment manager. Pursuant to such agreement, SIML manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate SIML's appointment as manager at any time if SIML commits a material breach of its obligations under the agreement and, if its breach is capable of remedy, fails to make good the breach within 90 days of receipt of notice from IBT requiring it to do so. Daniel and Bingham, in their capacity as members of the investment committee of SVLSAL which advises SIML, have the ability to direct the vote with respect to the portfolio securities held by IBT. Haas, in her capacity as fund manager of IBT, has the ability to direct the vote with respect to the portfolio securities held by IBT and to make investment decisions regarding the acquisition or disposition of portfolio securities by IBT.

Item 7. Material to be Filed as Exhibits:

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D

     Exhibit 2 - Power of Attorney

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2002               INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                       By:      /s/  Andrew Barker
                                           -----------------------------------
                                       Title:   Director
                                              --------------------------------


                                       SCHRODER INVESTMENT MANAGEMENT LIMITED


                                       By:      /s/  John Spedding
                                           -----------------------------------
                                       Title:   Secretary
                                              --------------------------------


                                         /s/  Tom Daniel
                                       ---------------------------------------
                                       Tom Daniel

                                         /s/  Kate Bingham
                                       ---------------------------------------
                                       Kate Bingham

                                         /s/  Eva Haas
                                       ---------------------------------------
                                       Eva Haas

                                                                       Exhibit 1

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Targeted Genetics Corporation.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 6th day of December, 2002.

                                        INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                        By:      /s/  Andrew Barker
                                            ----------------------------------
                                        Title:   Director
                                               -------------------------------


                                        SCHRODER INVESTMENT MANAGEMENT LIMITED


                                        By:      /s/  John Spedding
                                            ----------------------------------
                                        Title:   Secretary
                                               -------------------------------


                                          /s/  Tom Daniel
                                        --------------------------------------
                                        Tom Daniel

                                          /s/  Kate Bingham
                                        --------------------------------------
                                        Kate Bingham

                                          /s/  Eva Haas
                                        --------------------------------------
                                        Eva Haas

                                                                       Exhibit 2
                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Tom Daniel, Kate Bingham or Eva Haas, acting singly, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself or herself pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 6th day of December, 2002.

                                          /s/  Tom Daniel
                                        --------------------------------------
                                        Tom Daniel

                                          /s/  Kate Bingham
                                        --------------------------------------
                                        Kate Bingham

                                          /s/  Eva Haas
                                        --------------------------------------
                                        Eva Haas